UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
9 October 2023
Commission File Number 1-10691
DIAGEO plc
(Translation of registrant’s name into English)
16 Great Marlborough Street, London W1F 7HS, England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F☒          Form 40-F ☐

1	Diageo Re-presented unaudited historical financial information

9 October 2023

Important Information

This document contains selected unaudited re-presented historical consolidated financial information of Diageo group (Diageo plc and its subsidiaries - Diageo) as of and for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 and the six months ended 31 December 2021 and 31 December 2022 reflecting a change in the presentation currency of Diageo plc from sterling to US dollar. This document is published to help the understanding of Diageo's past performance and financial position on a re-presented basis, in US dollar. Diageo's unaudited interim financial statements as at and for the six months ending 31 December 2023 will use US dollar as the presentation currency.
Further re-presented financial information including re-presented consolidated statement of changes in equity and consolidated statement of cash flows will be published for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 in January 2024.
This document also contains certain non-GAAP measures, including organic movements, calculated and reconciled to the relevant GAAP measure in US dollar. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes that these measures provide valuable additional information for users of the financial statements in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to and not replacements for the comparable GAAP measures and reported movements therein. Note that the re-presentation to US dollar did not result in any material change to organic growth movements for any of the periods, geographical segments or key categories. See “Definitions and reconciliation of non-GAAP measures to GAAP measures” for more information.

Change in the functional and presentation currency
Starting 1 July 2023, in line with reporting requirements, the functional currency of Diageo plc has changed from sterling to US dollar which is applied prospectively. This is because the group's share of net sales and expenses in the US and other countries whose currencies correlate closely with the US dollar has been increasing over the years, and that trend is expected to continue in line with the group's strategic focus. Diageo has also decided to change its presentation currency to US dollar with effect from 1 July 2023, applied retrospectively, as it believes that this change will provide better alignment of the reporting of performance with its business exposures.
The selected unaudited re-presented financial information included in this document has been derived from the consolidated financial statements and accounting records of Diageo for each of the years ended 30 June 2021, 30 June 2022 and 30 June 2023 and for each of the six months ended 31 December 2021 and 31 December 2022, prior to retrospectively applying the change in the presentation currency.
The selected historical financial information that was included in the consolidated financial statements of Diageo as at and for the years ended 30 June 2021, 30 June 2022 and 30 June 2023 and as at and for the six months ended 31 December 2021 and 31 December 2022 has been re-presented in US dollar following the translation methodology in IAS 21 - The Effect of Changes in Foreign Exchange Rates:
–assets and liabilities were translated into US dollar at the closing exchange rate prevailing at the relevant balance sheet date;
–the consolidated income statement and the consolidated cash flows of non US dollar entities were translated into US dollar at weighted average rates of exchange for the relevant period, except for subsidiaries in hyperinflationary economies that were translated with the closing rate at the end of the relevant period and for the substantial transactions that are translated at the rate on the date of the transaction (including acquisitions, disposals, impairment write offs, dividends received and paid);
–total equity was translated at the closing exchange rate at the relevant balance sheet date.

2	Diageo Re-presented unaudited historical financial information

In preparing the selected unaudited re-presented financial information in US dollar included in this document, the exchange rates used in respect of sterling and euro per $1 were:

	Year ended 30 June 2023	Six months ended 31 December 2022	Year ended 30 June 2022	Six months ended 31 December 2021	Year ended 30 June 2021
Sterling
Income statement and cash flows(1)	0.83	0.85	0.75	0.74	0.74
Assets and liabilities(2)	0.79	0.83	0.83	0.74	0.72
Euro
Income statement and cash flows(1)	0.96	0.98	0.89	0.86	0.84
Assets and liabilities(2)	0.93	0.94	0.96	0.88	0.84
(1)    Weighted average rates
(2)    Closing rates

Future Dividend Payments

Diageo adopted new articles of association (New Articles) at the AGM held on 28 September 2023 which reflect the change in the functional currency of Diageo plc and presentation currency of the group from sterling to US dollar. The New Articles, among other things, empower the Board to declare and/or pay dividends in any currency or currencies and enable the Board to make provisions for shareholders to receive dividends in a different currency to the currency in which dividends were declared. Commencing with the interim dividend for the year ending 30 June 2024 which is expected to be declared in January 2024, Diageo’s future dividends will be declared in US dollar. Holders of ordinary shares will continue to receive their dividends in sterling but will have the option to elect to receive their dividends in US dollar. Holders of ADRs will continue to receive dividends in US dollar.

3	Diageo Re-presented unaudited historical financial information

Unaudited condensed consolidated income statement

	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million
Sales	28,270	29,751	25,858
Excise duties	(7,715)	(9,235)	(8,667)
Net sales	20,555	20,516	17,191
Cost of sales	(8,289)	(7,923)	(6,803)
Gross profit	12,266	12,593	10,388
Marketing	(3,663)	(3,616)	(2,920)
Other operating items	(3,056)	(3,080)	(2,432)
Operating profit	5,547	5,897	5,036
Non-operating items	364	(88)	20
Finance income	409	661	377
Finance charges	(1,121)	(1,217)	(881)
Share of after tax results of associates and joint ventures	443	555	452
Profit before taxation	5,642	5,808	5,004
Taxation	(1,163)	(1,398)	(1,222)
Profit for the year	4,479	4,410	3,782

Attributable to:
Equity shareholders of the parent company	4,445	4,280	3,595
Non-controlling interests	34	130	187
	4,479	4,410	3,782

Weighted average number of shares	million	million	million
Shares in issue excluding own shares	2,264	2,318	2,337
Dilutive potential ordinary shares	7	7	8
	2,271	2,325	2,345

	cents	cents	cents
Basic earnings per share	196.3	184.6	153.8
Diluted earnings per share	195.7	184.1	153.3

4	Diageo Re-presented unaudited historical financial information

Unaudited condensed consolidated income statement

	Six months ended 31 December 2022	Six months ended 31 December 2021
	Re-presented $ million	Re-presented $ million
Sales	15,611	15,984
Excise duties	(4,491)	(5,163)
Net sales	11,120	10,821
Cost of sales	(4,279)	(4,018)
Gross profit	6,841	6,803
Marketing	(1,861)	(1,837)
Other operating items	(1,249)	(1,236)
Operating profit	3,731	3,730
Non-operating items	19	(42)
Finance income	303	177
Finance charges	(648)	(422)
Share of after tax results of associates and joint ventures	202	258
Profit before taxation	3,607	3,701
Taxation	(766)	(862)
Profit for the period	2,841	2,839

Attributable to:
Equity shareholders of the parent company	2,709	2,673
Non-controlling interests	132	166
	2,841	2,839

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,274	2,331
Dilutive potential ordinary shares	7	8
	2,281	2,339

	cents	cents
Basic earnings per share	119.1	114.7
Diluted earnings per share	118.8	114.3

5	Diageo Re-presented unaudited historical financial information

Unaudited condensed consolidated balance sheet

	30 June 2023		31 December 2022		30 June 2022
	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million
Non-current assets
Intangible assets	14,506		14,556		14,401
Property, plant and equipment	7,738		7,168		7,076
Biological assets	197		143		114
Investments in associates and joint ventures	4,825		4,710		4,418
Other investments	71		50		45
Other receivables	39		33		45
Other financial assets	497		479		418
Deferred tax assets	178		127		138
Post employment benefit assets	1,210		1,272		1,878
		29,261		28,538		28,533
Current assets
Inventories	9,653		9,062		8,584
Trade and other receivables	3,427		4,648		3,549
Assets held for sale	—		220		269
Corporate tax receivables	292		199		180
Other financial assets	437		479		303
Cash and cash equivalents	1,813		3,319		2,765
		15,622		17,927		15,650
Total assets		44,883		46,465		44,183
Current liabilities
Borrowings and bank overdrafts	(2,142)		(2,767)		(1,842)
Other financial liabilities	(453)		(524)		(538)
Share buyback liability	—		(259)		(141)
Trade and other payables	(6,678)		(7,332)		(7,123)
Liabilities held for sale	—		(92)		(74)
Corporate tax payables	(170)		(319)		(305)
Provisions	(150)		(135)		(192)
		(9,593)		(11,428)		(10,215)
Non-current liabilities
Borrowings	(18,649)		(18,365)		(17,543)
Other financial liabilities	(941)		(925)		(850)
Other payables	(463)		(424)		(459)
Provisions	(306)		(319)		(312)
Deferred tax liabilities	(2,751)		(2,708)		(2,807)
Post employment benefit liabilities	(471)		(457)		(486)
		(23,581)		(23,198)		(22,457)
Total liabilities		(33,174)		(34,626)		(32,672)
Net assets		11,709		11,839		11,511

Total equity		11,709		11,839		11,511

6	Diageo Re-presented unaudited historical financial information

Unaudited condensed consolidated balance sheet

	31 December 2021		30 June 2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million
Non-current assets
Intangible assets	14,744		14,962
Property, plant and equipment	6,870		6,741
Biological assets	102		93
Investments in associates and joint ventures	4,688		4,597
Other investments	67		56
Other receivables	38		50
Other financial assets	432		454
Deferred tax assets	112		139
Post employment benefit assets	2,084		1,414
		29,137		28,506
Current assets
Inventories	8,418		8,402
Trade and other receivables	4,493		3,315
Assets held for sale	22		—
Corporate tax receivables	204		202
Other financial assets	89		169
Cash and cash equivalents	2,404		3,821
		15,630		15,909
Total assets		44,767		44,415
Current liabilities
Borrowings and bank overdrafts	(1,600)		(2,589)
Other financial liabilities	(524)		(357)
Share buyback liability	(248)		(127)
Trade and other payables	(7,191)		(6,459)
Liabilities held for sale	(41)		—
Corporate tax payables	(513)		(203)
Provisions	(149)		(192)
		(10,266)		(9,927)
Non-current liabilities
Borrowings	(17,135)		(17,883)
Other financial liabilities	(511)		(534)
Other payables	(375)		(470)
Provisions	(376)		(380)
Deferred tax liabilities	(2,851)		(2,704)
Post employment benefit liabilities	(656)		(798)
		(21,904)		(22,769)
Total liabilities		(32,170)		(32,696)
Net assets		12,597		11,719

Total equity		12,597		11,719

7	Diageo Re-presented unaudited historical financial information

Unaudited condensed consolidated cash flow data

	Year ended 30 June 2023		Year ended 30 June 2022		Year ended 30 June 2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million
Cash flows from operating activities
Profit for the year	4,479		4,410		3,782
Taxation	1,163		1,398		1,222
Share of after tax results of associates and joint ventures	(443)		(555)		(452)
Net finance charges	712		556		504
Non-operating items	(364)		88		(20)
Operating profit		5,547		5,897		5,036
Increase in inventories	(810)		(984)		(597)
Decrease/(increase) in trade and other receivables	142		(502)		(602)
(Decrease)/increase in trade and other payables and provisions	(746)		1,245		1,645
Net (increase)/decrease in working capital		(1,414)		(241)		446
Depreciation, amortisation and impairment	1,297		1,064		604
Dividends received	271		238		391
Post employment payments less amounts included in operating profit	(31)		(119)		(40)
Other items	74		70		120
		1,611		1,253		1,075
Cash generated from operations		5,744		6,909		6,557
Interest received	157		146		120
Interest paid	(822)		(582)		(595)
Taxation paid	(1,443)		(1,260)		(1,150)
		(2,108)		(1,696)		(1,625)
Net cash inflow from operating activities		3,636		5,213		4,932
Cash flows from selected investing activities
Disposal of property, plant and equipment and computer software	16		23		18
Purchase of property, plant and equipment and computer software	(1,417)		(1,457)		(844)
Movements in loans and other investments	(68)		(96)		(7)
Free cash flow		2,167		3,683		4,099

8	Diageo Re-presented unaudited historical financial information

Unaudited condensed consolidated cash flow data

	Six months ended 31 December 2022		Six months ended 31 December 2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million	Re-presented $ million
Cash flows from operating activities
Profit for the period	2,841		2,839
Taxation	766		862
Share of after tax results of associates and joint ventures	(202)		(258)
Net finance charges	345		245
Non-operating items	(19)		42
Operating profit		3,731		3,730
Increase in inventories	(552)		(254)
Increase in trade and other receivables	(1,191)		(1,327)
Increase in trade and other payables and provisions	131		888
Net increase in working capital		(1,612)		(693)
Depreciation, amortisation and impairment	332		304
Dividends received	5		2
Post employment payments less amounts included in operating profit	(27)		(31)
Other items	9		47
		319		322
Cash generated from operations		2,438		3,359
Interest received	78		56
Interest paid	(293)		(251)
Taxation paid	(751)		(514)
		(966)		(709)
Net cash inflow from operating activities		1,472		2,650
Cash flows from selected investing activities
Disposal of property, plant and equipment and computer software	8		9
Purchase of property, plant and equipment and computer software	(514)		(520)
Movements in loans and other investments	(2)		3
Free cash flow		964		2,142

9	Diageo Re-presented unaudited historical financial information

Additional information
Reported to organic movements
Unaudited re-presented reconciliations of reported to organic movements for net sales, marketing expenses and operating profit for the years ended 30 June 2023 and 2022 and for the six months ended 31 December 2022 are set out in the tables below.
The re-presentation to US dollar did not result in any material change to organic growth movements for any of the periods, geographical segments or key categories.
In this section, selected historical re-presented non-GAAP measures are published in order to help the understanding of Diageo's past performance and financial position in US dollar.
Diageo

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	Hyperinflation(2) Re-presented	2023 Re-presented	Reported movement %
Net sales	20,516	(1,246)	(154)	1,299	—	140	20,555	—
Marketing	3,616	(193)	21	203	1	15	3,663	1
Operating profit before exceptional items	6,374	(518)	(81)	431	77	30	6,313	(1)
Exceptional operating items(1)	(477)						(766)
Operating profit	5,897						5,547	(6)

Six months ended 31 December 2022 ($ million)
	F22 H1 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	Hyperinflation(2) Re-presented	F23 H1 Re-presented	Reported movement %
Net sales	10,821	(765)	(44)	994	—	114	11,120	3
Marketing	1,837	(122)	9	124	1	12	1,861	1
Operating profit before exceptional items	3,730	(295)	(25)	350	(17)	27	3,770	1
Exceptional operating items(1)	—						(39)
Operating profit	3,730						3,731	—

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	Hyperinflation(2) Re-presented	2022 Re-presented	Reported movement %
Net sales	17,191	(644)	48	3,666	—	255	20,516	19
Marketing	2,920	(78)	34	718	(1)	23	3,616	24
Operating profit before exceptional items	5,057	(145)	(21)	1,342	127	14	6,374	26
Exceptional operating items(1)	(21)						(477)
Operating profit	5,036						5,897	17
North America

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	2023 Re-presented	Reported movement %
Net sales	8,106	(38)	27	14	—	8,109	—
Marketing	1,595	(14)	20	29	1	1,631	2
Operating profit before exceptional items	3,268	(34)	(15)	(76)	79	3,222	(1)
Exceptional operating items(1)	(1)					(118)
Operating profit	3,267					3,104	(5)

10	Diageo Re-presented unaudited historical financial information

North America continued

Six months ended 31 December 2022 ($ million)
	F22 H1 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	F23 H1 Re-presented	Reported movement %
Net sales	4,031	(17)	17	118	—	4,149	3
Marketing	745	(6)	9	18	1	767	3
Operating profit before exceptional items	1,761	(38)	(9)	(36)	12	1,690	(4)
Exceptional operating items(1)	—					(31)
Operating profit	1,761					1,659	(6)

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	2022 Re-presented	Reported movement %
Net sales	7,033	10	46	1,017	—	8,106	15
Marketing	1,263	1	33	299	(1)	1,595	26
Operating profit before exceptional items	3,004	37	(26)	200	53	3,268	9
Exceptional operating items(1)	—					(1)
Operating profit	3,004					3,267	9
Europe

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	Hyperinflation(2) Re-presented	2023 Re-presented	Reported movement %
Net sales	4,238	(530)	(11)	466	—	140	4,303	2
Marketing	764	(74)	3	57	—	15	765	—
Operating profit before exceptional items	1,345	(144)	(43)	138	(14)	30	1,312	(2)
Exceptional operating items(1)	(184)						(12)
Operating profit	1,161						1,300	12

Six months ended 31 December 2022 ($ million)
	F22 H1 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	Hyperinflation(2) Re-presented	F23 H1 Re-presented	Reported movement %
Net sales	2,382	(364)	(12)	219	—	114	2,339	(2)
Marketing	419	(56)	—	12	—	12	387	(8)
Operating profit before exceptional items	833	(142)	(11)	142	(29)	27	820	(2)
Exceptional operating items(1)	—						17
Operating profit	833						837	—

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	Hyperinflation(2) Re-presented	2022 Re-presented	Reported movement %
Net sales	3,453	(510)	6	1,034	—	255	4,238	23
Marketing	638	(62)	—	165	—	23	764	20
Operating profit before exceptional items	861	(179)	1	564	84	14	1,345	56
Exceptional operating items(1)	(21)						(184)
Operating profit	840						1,161	38

11	Diageo Re-presented unaudited historical financial information

Asia Pacific

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	2023 Re-presented	Reported movement %
Net sales	3,837	(334)	(136)	474	3,841	—
Marketing	651	(58)	—	62	655	1
Operating profit before exceptional items	947	(83)	(28)	268	1,104	17
Exceptional operating items(1)	(292)				(581)
Operating profit	655				523	(20)

Six months ended 31 December 2022 ($ million)
	F22 H1 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	F23 H1 Re-presented	Reported movement %
Net sales	2,083	(205)	(44)	335	2,169	4
Marketing	358	(35)	—	33	356	(1)
Operating profit before exceptional items	613	(58)	(11)	160	704	15
Exceptional operating items(1)	—				(25)
Operating profit	613				679	11

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	2022 Re-presented	Reported movement %
Net sales	3,359	(66)	—	544	3,837	14
Marketing	564	(4)	—	91	651	15
Operating profit before exceptional items	816	(2)	—	133	947	16
Exceptional operating items(1)	—				(292)
Operating profit	816				655	(20)
Latin America and Caribbean

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	2023 Re-presented	Reported movement %
Net sales	2,027	(61)	3	190	—	2,159	7
Marketing	324	(15)	1	45	—	355	10
Operating profit	712	(24)	—	83	12	783	10

Six months ended 31 December 2022 ($ million)
	F22 H1 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	F23 H1 Re-presented	Reported movement %
Net sales	1,114	(43)	4	224	—	1,299	17
Marketing	169	(10)	1	49	—	209	24
Operating profit	453	(7)	—	92	—	538	19

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	Other(3) Re-presented	2022 Re-presented	Reported movement %
Net sales	1,413	1	4	609	—	2,027	43
Marketing	218	(2)	1	107	—	324	49
Operating profit	425	3	—	294	(10)	712	68

12	Diageo Re-presented unaudited historical financial information

Africa

Year ended 30 June 2023 ($ million)
	2022 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	2023 Re-presented	Reported movement %
Net sales	2,238	(273)	(37)	111	2,039	(9)
Marketing	266	(31)	(6)	6	235	(12)
Operating profit before exceptional items	419	(192)	13	49	289	(31)
Exceptional operating items(1)	—				(55)
Operating profit	419				234	(44)

Six months ended 31 December 2022 ($ million)
	F22 H1 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	F23 H1 Re-presented	Reported movement %
Net sales	1,181	(129)	(9)	70	1,113	(6)
Marketing	138	(15)	(1)	11	133	(4)
Operating profit	239	(60)	6	30	215	(10)

Year ended 30 June 2022 ($ million)
	2021 Re-presented	Exchange Re-presented	Acquisitions and disposals Re-presented	Organic movement Re-presented	2022 Re-presented	Reported movement %
Net sales	1,907	(76)	(8)	415	2,238	17
Marketing	228	(11)	—	49	266	17
Operating profit	231	(21)	4	205	419	81
(1)    For definition of exceptional operating items see page 14,
(2)    See page 15-19 for definition and details of hyperinflationary adjustments,
(3)    Fair value remeasurements. For further details see page 15.

13	Diageo Re-presented unaudited historical financial information

Definitions and reconciliation of non-GAAP
measures to GAAP measures
Explanatory notes
Unless otherwise stated, percentage movements given throughout this document for net sales, marketing spend, operating profit and operating margin are organic movements after retranslating re-presented current period reported numbers at prior period exchange rates and after adjusting for the effect of exceptional operating items and acquisitions and disposals, excluding fair value remeasurements.
Definitions and reconciliation of non-GAAP measures to GAAP measures
Diageo’s strategic planning process is based on certain non-GAAP measures, including organic movements. These non-GAAP measures are chosen for planning and reporting, and some of them are used for incentive purposes. The group’s management believes that these measures provide valuable additional information for users of the re-presented historical financial information in understanding the group’s performance. These non-GAAP measures should be viewed as complementary to, and not replacements for, the comparable GAAP measures and reported movements therein.
Organic movements
Organic information is presented using US dollar amounts on a constant currency basis excluding the impact of exceptional items, certain fair value remeasurement, hyperinflation and acquisitions and disposals. Organic measures enable users to focus on the performance of the business which is common to both years and which represents those measures that local managers are most directly able to influence.
Calculation of organic movements
The organic movement percentage is the amount in the row titled ‘Organic movement’ in the tables below, expressed as a percentage of the relevant absolute amount in the row titled ‘2022, 2021 and six months ended 31 December 2021 adjusted’. Organic operating margin is calculated by dividing operating profit before exceptional items by net sales after excluding the impact of exchange rate movements, certain fair value remeasurements, hyperinflation and acquisitions and disposals.
(a) Exchange rates
Exchange in the organic movement calculation reflects the adjustment to recalculate the reported results as if they had been generated at the prior period weighted average exchange rates.
Exchange impacts in respect of the external hedging of intergroup sales by the markets in a currency other than their functional currency and the intergroup recharging of services are also translated at prior period weighted average exchange rates and are allocated to the geographical segment to which they relate. Residual exchange impacts are reported as part of the Corporate segment. Results from hyperinflationary economies are translated at forward-looking rates.
(b) Acquisitions and disposals
For acquisitions in the current period, the post-acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post-acquisition results are included in full in the prior period but are included in the organic movement calculation from the anniversary of the acquisition date in the current period. The acquisition row also eliminates the impact of transaction costs that have been charged to operating profit in the current or prior period in respect of acquisitions that, in management’s judgement, are expected to be completed.
Where a business, brand, brand distribution right or agency agreement was disposed of or terminated in the reporting period, the group, in the organic movement calculations, excludes the results for that business from the current and prior period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management.
(c) Exceptional items
Exceptional items are those that in management’s judgement need to be disclosed separately. Such items are included within the income statement caption to which they relate, and are excluded from the organic movement calculations. Management believes that separate disclosure of exceptional items and the classification between operating and non-operating items further helps investors to understand the performance of the group. Changes in estimates and reversals in relation to items previously recognised as exceptional are presented consistently as exceptional in the current year.
Exceptional operating items are those that are considered to be material and unusual or non-recurring in nature and are part of the operating activities of the group, such as one-off global restructuring programmes which can be multi-year, impairment of intangible assets and fixed assets, indirect tax settlements, property disposals and changes in post employment plans.

14	Diageo Re-presented unaudited historical financial information

Gains and losses on the sale or directly attributable to a prospective sale of businesses, brands or distribution rights, step up gains and losses that arise when an investment becomes an associate or an associate becomes a subsidiary and other material, unusual non-recurring items that are not in respect of the production, marketing and distribution of premium drinks, are disclosed as exceptional non-operating items below operating profit in the income statement.
Exceptional current and deferred tax items comprise material and unusual or non-recurring items that impact taxation. Examples include direct tax provisions and settlements in respect of prior years and the remeasurement of deferred tax assets and liabilities following tax rate changes.
(d) Fair value remeasurement
Fair value remeasurement in the organic movement calculation reflects an adjustment to eliminate the impact of fair value changes in biological assets, earn-out arrangements that are accounted for as remuneration and fair value changes relating to contingent consideration liabilities and equity options that arose on acquisitions recognised in the income statement.
Adjustment in respect of hyperinflation
Before 2022, organic results from hyperinflationary economies were translated at respective years’ actual rates which meant that organic movements were broadly in line with reported movements. A review of this methodology was completed in 2022 when Turkey became a hyperinflationary economy.
The group's experience is that hyperinflationary conditions result in price increases that include both normal pricing actions reflecting changes in demand, commodity and other input costs or considerations to drive commercial competitiveness, as well as hyperinflationary elements and that for the calculation of organic movements, the distortion from hyperinflationary elements should be excluded.
Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. As a result, the definition of 'Organic movements' includes price growth in markets deemed to be hyperinflationary economies, up to a maximum of 2% per month while also being on a constant currency basis. Corresponding adjustments have been made to all income statement related lines in the organic movement calculations.
In the tables presenting the calculation of organic movements, 'hyperinflation' is included as a reconciling item between reported and organic movements and that also includes the relevant IAS 29 adjustments.
Year ended 30 June 2023

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Net sales
2022 reported (re-presented)	8,106	4,238	3,837	2,027	2,238	70	20,516
Exchange	(1)	7	18	(5)	16	1	36
Disposals	—	(38)	(184)	—	(175)	—	(397)
Hyperinflation	—	(95)	—	—	—	—	(95)
2022 adjusted (re-presented)	8,105	4,112	3,671	2,022	2,079	71	20,060
Organic movement	14	466	474	190	111	44	1,299
Acquisitions and disposals	27	27	48	3	138	—	243
Exchange	(37)	(537)	(352)	(56)	(289)	(11)	(1,282)
Hyperinflation	—	235	—	—	—	—	235
2023 reported (re-presented)	8,109	4,303	3,841	2,159	2,039	104	20,555
Organic movement %	—	11	13	9	5	62	6

15	Diageo Re-presented unaudited historical financial information

Six months ended 31 December 2022

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Net sales
Six months ended 31 December 2021 reported (re-presented)	4,031	2,382	2,083	1,114	1,181	30	10,821
Exchange	(1)	(123)	(13)	(1)	(13)	—	(151)
Disposals	—	(21)	(91)	—	(9)	—	(121)
Six months ended 31 December 2021 adjusted (re-presented)	4,030	2,238	1,979	1,113	1,159	30	10,549
Organic movement	118	219	335	224	70	28	994
Acquisitions and disposals	17	9	47	4	—	—	77
Exchange	(16)	(241)	(192)	(42)	(116)	(7)	(614)
Hyperinflation	—	114	—	—	—	—	114
Six months ended 31 December 2022 reported (re-presented)	4,149	2,339	2,169	1,299	1,113	51	11,120
Organic movement %	3	10	17	20	6	93	9

Year ended 30 June 2022

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Net sales
2021 reported (re-presented)	7,033	3,453	3,359	1,413	1,907	26	17,191
Exchange	—	—	(3)	1	2	1	1
Disposals	—	(26)	—	—	(28)	—	(54)
2021 adjusted (re-presented)	7,033	3,427	3,356	1,414	1,881	27	17,138
Organic movement	1,017	1,034	544	609	415	47	3,666
Acquisitions and disposals	46	32	—	4	20	—	102
Exchange	10	(510)	(63)	—	(78)	(4)	(645)
Hyperinflation	—	255	—	—	—	—	255
2022 reported (re-presented)	8,106	4,238	3,837	2,027	2,238	70	20,516
Organic movement %	14	30	16	43	22	174	21

Year ended 30 June 2023

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate Re-presented $ million	Total Re-presented $ million
Marketing
2022 reported (re-presented)	1,595	764	651	324	266	16	3,616
Exchange	(3)	16	2	(2)	(2)	(1)	10
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	1	—	—	—	—	—	1
Disposals	—	(1)	—	—	(12)	—	(13)
Hyperinflation	—	(8)	—	—	—	—	(8)
2022 adjusted (re-presented)	1,593	771	653	322	252	15	3,606
Organic movement	29	57	62	45	6	4	203
Acquisitions and disposals	20	4	—	1	6	3	34
Exchange	(11)	(90)	(60)	(13)	(29)	—	(203)
Hyperinflation	—	23	—	—	—	—	23
2023 reported (re-presented)	1,631	765	655	355	235	22	3,663
Organic movement %	2	7	9	14	2	27	6

16	Diageo Re-presented unaudited historical financial information

Six months ended 31 December 2022

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Marketing
Six months ended 31 December 2021 reported (re-presented)	745	419	358	169	138	8	1,837
Exchange	(2)	(10)	(2)	—	(2)	—	(16)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	1	—	—	—	—	—	1
Disposals	—	—	—	—	(1)	—	(1)
Six months ended 31 December 2021 adjusted (re-presented)	744	409	356	169	135	8	1,821
Organic movement	18	12	33	49	11	1	124
Acquisitions and disposals	9	—	—	1	—	—	10
Exchange	(4)	(46)	(33)	(10)	(13)	—	(106)
Hyperinflation	—	12	—	—	—	—	12
Six months ended 31 December 2022 reported (re-presented)	767	387	356	209	133	9	1,861
Organic movement %	2	3	9	29	8	13	7

Year ended 30 June 2022

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Marketing
2021 reported (re-presented)	1,263	638	564	218	228	9	2,920
Exchange	—	(1)	2	—	(4)	(2)	(5)
Disposals	—	(1)	—	—	(3)	—	(4)
2021 adjusted (re-presented)	1,263	636	566	218	221	7	2,911
Organic movement	299	165	91	107	49	7	718
Acquisitions and disposals	33	1	—	1	3	—	38
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	(1)	—	—	—	—	—	(1)
Exchange	1	(61)	(6)	(2)	(7)	2	(73)
Hyperinflation	—	23	—	—	—	—	23
2022 reported (re-presented)	1,595	764	651	324	266	16	3,616
Organic movement %	24	26	16	49	22	100	25

17	Diageo Re-presented unaudited historical financial information

Year ended 30 June 2023

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate Re-presented $ million	Total Re-presented $ million
Operating profit before exceptional items
2022 reported (re-presented)	3,268	1,345	947	712	419	(317)	6,374
Exchange	(22)	—	—	(10)	19	(44)	(57)
Fair value remeasurement of contingent considerations and equity option	(43)	(48)	—	11	—	—	(80)
Acquisitions and disposals	8	(24)	(35)	—	(24)	—	(75)
Hyperinflation	—	(1)	—	—	—	—	(1)
2022 adjusted (re-presented)	3,211	1,272	912	713	414	(361)	6,161
Organic movement	(76)	138	268	83	49	(31)	431
Acquisitions and disposals	(23)	(19)	7	—	37	(8)	(6)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	122	34	—	1	—	—	157
Exchange	(12)	(144)	(83)	(14)	(211)	3	(461)
Hyperinflation	—	31	—	—	—	—	31
2023 reported (re-presented)	3,222	1,312	1,104	783	289	(397)	6,313
Organic movement %	(2)	11	29	12	12	(9)	7

Organic operating margin % (1)
2023 (re-presented)	38.6	30.8	28.5	36.0	21.1	n/a	30.9
2022 (re-presented)	39.6	30.9	24.8	35.3	19.9	n/a	30.7
Organic operating margin movement (bps)	(101)	(13)	363	72	126	n/a	15

Six months ended 31 December 2022

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Operating profit before exceptional items
Six months ended 31 December 2021 reported (re-presented)	1,761	833	613	453	239	(169)	3,730
Exchange	(20)	(59)	(5)	7	10	(4)	(71)
Fair value remeasurement of contingent considerations and equity option	(6)	(28)	—	—	—	—	(34)
Acquisitions and disposals	—	(14)	(18)	—	6	—	(26)
Six months ended 31 December 2021 adjusted (re-presented)	1,735	732	590	460	255	(173)	3,599
Organic movement	(36)	142	160	92	30	(38)	350
Acquisitions and disposals	(9)	3	7	—	—	—	1
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	18	(1)	—	—	—	—	17
Exchange	(18)	(83)	(53)	(14)	(70)	14	(224)
Hyperinflation	—	27	—	—	—	—	27
Six months ended 31 December 2022 reported (re-presented)	1,690	820	704	538	215	(197)	3,770
Organic movement %	(2)	19	27	20	12	(22)	10

Organic operating margin % (1)
Six months ended 31 December 2022 (re-presented)	41.0	35.6	32.4	41.3	23.2	n/a	34.2
Six months ended 31 December 2021 (re-presented)	43.1	32.7	29.8	41.3	22.0	n/a	34.1
Organic operating margin movement (bps)	(206)	286	258	1	126	n/a	9

18	Diageo Re-presented unaudited historical financial information

Year ended 30 June 2022

	North America Re-presented $ million	Europe Re-presented $ million	Asia Pacific Re-presented $ million	Latin America and Caribbean Re-presented $ million	Africa Re-presented $ million	Corporate(2) Re-presented $ million	Total Re-presented $ million
Operating profit before exceptional items
2021 reported (re-presented)	3,004	861	816	425	231	(280)	5,057
Exchange	(4)	(7)	(2)	(7)	12	(9)	(17)
Fair value remeasurement of contingent considerations and equity option	10	36	—	—	—	—	46
Acquisitions and disposals	11	(13)	—	—	17	—	15
2021 adjusted (re-presented)	3,021	877	814	418	260	(289)	5,101
Organic movement	200	564	133	294	205	(54)	1,342
Acquisitions and disposals	(37)	14	—	—	(13)	—	(36)
Fair value remeasurement of contingent considerations, equity option and earn out arrangements	43	48	—	(4)	—	—	87
Fair value remeasurement of biological assets	—	—	—	(6)	—	—	(6)
Exchange	41	(172)	—	10	(33)	26	(128)
Hyperinflation	—	14	—	—	—	—	14
2022 reported (re-presented)	3,268	1,345	947	712	419	(317)	6,374
Organic movement %	7	64	16	70	79	(19)	26

Organic operating margin % (1)
2022 (re-presented)	40.0	32.3	24.3	35.2	20.3	n/a	31.0
2021 (re-presented)	43.0	25.6	24.3	29.6	13.8	n/a	29.8
Organic operating margin movement (bps)	(295)	671	2	564	643	n/a	121

(i)    Percentages and margin movement are calculated on rounded figures.

Notes: Information in respect of the organic movement calculations
(1)    Organic operating margin calculated by dividing Operating profit before exceptional items by net sales.
(2)    Organic movement % is calculated from re-presented, rounded figures, which has resulted in immaterial differences in the re-presented numbers for Corporate compared to those presented in the consolidated financial information of Diageo for the years ended 30 June 2022 and 30 June 2023 and the six months ended 31 December 2022
Earnings per share before exceptional items
Earnings per share before exceptional items is calculated by dividing profit attributable to equity shareholders of the parent company before exceptional items by the weighted average number of shares in issue.
Earnings per share before exceptional items for the years ended 30 June 2023, 30 June 2022 and 30 June 2021 and six months ended 31 December 2022 and 31 December 2021 are set out in the tables below:

	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million
Profit attributable to equity shareholders of the parent company	4,445	4,280	3,595
Exceptional operating and non-operating items	402	564	1
Exceptional tax items and tax in respect of exceptional operating and non-operating items	(226)	(40)	113
Exceptional items attributable to non-controlling interests	(173)	(124)	2
Profit attributable to equity shareholders of the parent company before exceptional items	4,448	4,680	3,711

Weighted average number of shares	million	million	million
Shares in issue excluding own shares	2,264	2,318	2,337
Dilutive potential ordinary shares	7	7	8
Diluted shares in issue excluding own shares	2,271	2,325	2,345

	cents	cents	cents
Basic earnings per share before exceptional items	196.5	201.9	158.8
Diluted earnings per share before exceptional items	195.9	201.3	158.3

19	Diageo Re-presented unaudited historical financial information

	Six months ended 31 December 2022	Six months ended 31 December 2021
	Re-presented $ million	Re-presented $ million
Profit attributable to equity shareholders of the parent company	2,709	2,673
Exceptional operating and non-operating items	20	42
Exceptional tax items and tax in respect of exceptional operating and non-operating items	(84)	—
Exceptional items attributable to non-controlling interests	1	—
Profit attributable to equity shareholders of the parent company before exceptional items	2,646	2,715

Weighted average number of shares	million	million
Shares in issue excluding own shares	2,274	2,331
Dilutive potential ordinary shares	7	8
Diluted shares in issue excluding own shares	2,281	2,339

	cents	cents
Basic earnings per share before exceptional items	116.4	116.5
Diluted earnings per share before exceptional items	116.0	116.1

Free cash flow
Free cash flow comprises the net cash flow from operating activities aggregated with the net cash received/paid for working capital loans receivable, cash paid or received for investments and the net cash expenditure paid for property, plant and equipment and computer software that are included in net cash flow from investing activities.
The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the acquisition and sale of businesses and non-working capital loans to and from associates.
The group’s management regards a portion of the purchase and disposal of property, plant and equipment and computer software as ultimately non-discretionary since ongoing investment in plant, machinery and technology is required to support the day-to-day operations, whereas acquisition and sale of businesses are discretionary.
Where appropriate, separate explanations are given for the impacts of acquisition and sale of businesses, dividends paid and the purchase of own shares, each of which arises from decisions that are independent from the running of the ongoing underlying business.
Free cash flow reconciliations for the years ended 30 June 2023, 30 June 2022 and 30 June 2021, six months ended 31 December 2022 and 31 December 2021 are set out in the table below:

	2023	2022	2021
	Re-presented $ million	Re-presented $ million	Re-presented $ million
Net cash inflow from operating activities	3,636	5,213	4,932
Disposal of property, plant and equipment and computer software	16	23	18
Purchase of property, plant and equipment and computer software	(1,417)	(1,457)	(844)
Movements in loans and other investments	(68)	(96)	(7)
Free cash flow	2,167	3,683	4,099

	Six months ended 31 December 2022	Six months ended 31 December 2021
	Re-presented $ million	Re-presented $ million
Net cash inflow from operating activities	1,472	2,650
Disposal of property, plant and equipment and computer software	8	9
Purchase of property, plant and equipment and computer software	(514)	(520)
Movements in loans and other investments	(2)	3
Free cash flow	964	2,142

20	Diageo Re-presented unaudited historical financial information

Cautionary statement concerning forward-looking statements
This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts and may generally, but not always, be identified by the use of words such as “’will”, “anticipates”, “should”, “could”, “would”, “targets”, “aims”, “may”, “expects”, “intends” or similar expressions or statements. In this document, such statements include those that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including information related to future dividend payments.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There is a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control, which include (but are not limited to): (i) economic, political, social or other developments in countries and markets in which Diageo operates, including macroeconomic events that may affect Diageo’s customers, suppliers and/or financial counterparties; (ii) the effects of climate change, or legal, regulatory or market measures intended to address climate change; (iii) changes in consumer preferences and tastes, including as a result of disruptive market forces, changes in demographics and evolving social trends (including any shifts in consumer tastes towards at-home occasions, premiumisation, small-batch craft alcohol, or lower or no alcohol products and/or developments in e-commerce); (iv) changes in the domestic and international tax environment that could lead to uncertainty around the application of existing and new tax laws and unexpected tax exposures; (v) changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy due to inflation and/or supply chain disruptions; (vi) any litigation or other similar proceedings (including with tax, customs, competition, environmental, anti-corruption or other regulatory authorities); (vii) legal and regulatory developments, including changes in regulations relating to environmental issues and/or e-commerce; (viii) the consequences of any failure of internal controls; (ix) the consequences of any failure by Diageo or its associates to comply with anti-corruption, sanctions, trade restrictions or similar laws and regulations, or any failure of Diageo’s related internal policies and procedures to comply with applicable law or regulation; (x) Diageo’s ability to make sufficient progress against or achieve its ESG ambitions; (xi) cyber-attacks and IT threats or any other disruptions to core business operations; (xii) contamination, counterfeiting or other circumstances which could harm the level of customer support for Diageo’s brands and adversely impact its sales; (xiii) Diageo’s ability to maintain its brand image and corporate reputation or to adapt to a changing media environment; (xiv) fluctuations in exchange rates and/or interest rates; (xv) Diageo’s ability to derive the expected benefits from its business strategies, including Diageo’s investments in e-commerce and its luxury portfolio; (xvi) increased competitive product and pricing pressures, including as a result of introductions of new products or categories that are competitive with Diageo’s products and consolidations by competitors and retailers; (xvii) increased costs for, or shortages of, talent, as well as labour strikes or disputes; (xviii) movements in the value of the assets and liabilities related to Diageo’s pension plans; (xix) Diageo’s ability to renew supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms, or at all, when they expire; or (xx) any failure by Diageo to protect its intellectual property rights.
All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further details of potential risks and uncertainties affecting Diageo are described in our filings with the London Stock Exchange and the US Securities and Exchange Commission (SEC), including in our Annual Report for the year ended 30 June 2023 and in our Annual Report on Form 20-F for the year ended 30 June 2023.
Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the London Stock Exchange or the SEC.
This document includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2023.

21	Diageo Re-presented unaudited historical financial information

Contacts

Investor enquiries to:	Durga Doraisamy	+44 (0) 79 021 26906
	Andy Ryan	+44 (0) 78 038 54842
	Brian Shipman	+1 917 710 3007
investor.relations@diageo.com

Media enquiries to:	Clare Cavana	+44 (0) 77 517 42072
	Isabel Batchelor	+44 (0) 77 319 88857
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B, Buchanan’s whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.
Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.
Celebrating life, every day, everywhere.

Diageo plc LEI: 213800ZVIELEA55JMJ32

22	Diageo Re-presented unaudited historical financial information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc
(Registrant)

/s/ Lavanya Chandrashekar
Name: Lavanya Chandrashekar
Title: Chief Financial Officer

9 October 2023

23	Diageo Re-presented unaudited historical financial information